BRIDGE NOTE

$ 500,000.00	October 2, 2006

     FOR VALUE RECEIVED, BioLok International, Inc.., a Delaware corporation (“Borrower”), promises to pay to HealthpointCapital Partners II, L.P., a Delaware limited partnership (“Lender”), at its principal offices at 505 Park Avenue, 12th Floor, New York, New York 10022 or such other location as Lender may designate, the principal amount of FIVE HUNDRED THOUSAND DOLLARS (U.S.$500,000) (the “Principal Amount”), plus interest and any other amounts that may be due hereunder, upon the terms and conditions specified below.

     1.   Interest. Interest shall be payable on the outstanding Principal Amount at the annual rate of 10%, accruing monthly. The Principal Amount, together with the interest payable thereon and any and all costs and expenses that may become due pursuant to Section 5 below, is referred to herein as the “Note Amount”.

     2.   Repayment. The entire unpaid Note Amount shall be due and payable on the earlier to occur of (i) the Closing (as defined in the Agreement and Plan of Merger dated September 7, 2006 (the “Agreement”) by and among Tumbler Holdings, Inc., Tumbler Merger Corp. and Borrower), or (ii) upon demand by Lender at any time if the Agreement is terminated by any party thereto for any reason.

     3.   Prepayment. At the election of Borrower, this Bridge Note may be prepaid in full or in part at any time without penalty.

     4.   Events of Acceleration. The entire unpaid Note Amount shall become immediately due and payable upon the insolvency of the Borrower; the filing of a petition in bankruptcy by Borrower; the execution by Borrower of a general assignment for the benefit of creditors; the filing by or against Borrower of a petition in bankruptcy or a petition for relief under the provisions of the federal bankruptcy act or another state or federal law for the relief of debtors and the continuation of such petition without dismissal for a period of sixty (60) days or more; or Borrower’s ceasing to carry on business.

     5.   Collection. If action is instituted to collect this Bridge Note, Borrower promises to pay to Lender all reasonable costs and expenses (including reasonable attorneys’ fees) incurred in connection with such action, which amounts shall constitute part of the “Note Amount.

     6.   Default Interest. In the event this Bridge Note is not paid in full when due, interest shall be payable on the outstanding Principal Amount at the rate of fifteen percent (15%) per annum, accruing monthly, calculated from and after the date of this Bridge Note.

     7.   Waivers. No delay on the part of Lender in exercising any right or remedy hereunder shall operate as a waiver of such right or remedy. No single or partial exercise of a right or remedy shall preclude other or further exercise of that or any other right or remedy. The failure of Lender to insist upon the strict performance of any term of this Bridge Note, or to exercise any right or remedy hereunder, shall not be construed as a waiver or relinquishment by Lender for the future of that term, right or remedy. No waiver of any right of Lender hereunder shall be effective unless in writing executed by the Lender. The parties hereby expressly waive presentment, demand for payment, dishonor, notice of dishonor, protest, notice of protest, and any other formality.

     8.   Interest Savings Clause. If any interest payment (or other payment which is deemed by law to be interest) is due hereunder is determined to be in excess of the then legal maximum rate, then that portion of each interest payment representing an amount in excess of the then legal maximum rate shall instead be deemed a payment of principal and applied against the principal of the obligations evidenced by this Bridge Note.

     9.   Severability. The unenforceability or invalidity of any provision or provisions of this Bridge Note as to any persons or circumstances shall not render that provision or those provisions unenforceable or invalid as to any other provisions or circumstances, and all provisions hereof, in all other respects, shall remain valid and enforceable.

     10.   Governing Law. This Bridge Note shall be governed by and construed under the laws of the State of New York as applied to agreements among New York residents entered into and to be performed entirely within New York.

BIOLOK INTERNATIONAL, INC.

By:

Ingo K. Kozak Chief Financial Officer